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EXHIBIT 99.3


NetSol International Says Shareholders Votes Still Being Counted

06-11-01 11:04 AM EST | CALABASAS, Calif. -(Dow Jones)- NetSol International Inc. (NTWK) said votes are still being counted in connection with a proxy vote and the related consent solicitation.

However, a dissident shareholder group said its slate of nominees to the board and management positions were elected at a meeting Sunday night.


In a press release Monday, NetSol said it is "confident" that a majority of its shareholders will vote with the company. The company's annual meeting is June 19.

NetSol said it believes the shareholder group isn't following state or federal law and that "when the dust settles the insurgent group will have less than 50% of the vote."

The dissident group, NetSol Shareholders Group LLC, which has a 25.7% stake in NetSol, said in a separate press release that the board was expanded to 15 from eight, with seven new directors elected.

The group also said Cary Burch, a NetSol director, was named chairman and interim chief executive. Peter R. Sollenne was named president and chief operating officer.

NetSol Shareholders Group LLC said the new directors were elected by written consent of stockholders holding more than a majority of the voting power.

Dow Jones Corporate Filings Alert reported NetSol would propose a variety of antitakeover amendments, including one to prevent shareholder actions by written consent, to its articles of incorporation and bylaws if the group's proposal to expand the board failed.

Company Web site: http://www.netsol-inc.com

-Stephen Lee; Dow Jones Newswires; 201-938-5400

(This story was originally published by Dow Jones Newswires)